Contact

www.linkedin.com/in/christine-
li-09207263 (LinkedIn)

Christine Li

--
Singapore

Experience

MBK Healthcare Management
Vice President
October 2018 - Present (6 years 7 months)

Parkway Pantai Limited
Senior Manager
September 2017 - July 2018 (11 months)
Singapore

Parkway Pantai Limited
2 years 6 months

Manager
January 2014 - June 2015 (1 year 6 months)
Singapore

Assistant Manager
January 2013 - January 2014 (1 year 1 month)

Education

Harvard Business School
Master of Business Administration - MBA · (2015 - 2017)

National University of Singapore
Bachelor of Medicine, Bachelor of Surgery - MBBS, Medicine · (2005 - 2010)